February 10, 2017
VIA EDGAR

Ms. Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:    Dividend Capital Diversified Property Fund Inc. (the “Company”)
Form 10-K for the year ended December 31, 2015
Filed on March 3, 2016
File No. 000-52596
Dear Ms. Monick:
We are writing in response to the comment letter from the Staff of the Commission’s Division of Corporation Finance, dated February 2, 2017, regarding the Company’s Form 10-K for the year ended December 31, 2015. For your convenience, we have reproduced below the comments from the comment letter and included the Company’s responses.
Form 10-K for the Fiscal Year Ended December 31, 2015 filed March 3, 2016
NAV Asset Value Calculation, page 51

1.	We note your response to prior comment 3. In future Exchange Act filings, please identify the party that is ultimately responsible for the valuation of your net asset value.
Response: The Company calculates a net asset value (“NAV”) per share every day pursuant to its applicable policies and procedures. By design, those policies and procedures do not identify a single party or person to have full responsibility for the NAV. Rather, the process for calculating a daily NAV involves different parties having different roles and responsibilities. The major responsibilities are as follows:

•
The board of directors is responsible for adopting the valuation procedures, approving the independent valuation firm that values the real property portfolio (the “Independent Valuation Firm”), reviewing the Independent Valuation Firm’s periodic valuation reports and generally overseeing all parties engaged by the Company in the calculation of the NAV, and reviewing the appropriateness of the valuation procedures at least once per year.

•
The real property portfolio valuation, which is the largest component of the NAV calculation (currently approximately 97% of the Company’s assets are real properties), is provided to an independent third-party fund accountant (the “Fund Accountant”) by the Independent Valuation Firm on each business day. When valuing a property in the portfolio, the Independent Valuation Firm relies in part on property-level information provided by the Company’s external advisor (the “Advisor”), including (i) historical and projected operating revenues and expenses of the property; (ii) lease agreements on the property; and (iii) information regarding recent or planned capital expenditures. Upon becoming aware of the occurrence of a material event impacting property-level information, the Advisor promptly notifies the Independent Valuation Firm.

Ms. Jennifer Monick
February 10, 2017

•
The board of directors approves the pricing sources of real estate-related assets. In general, these sources are third parties other than the Advisor. However, the Company may utilize the Advisor as a pricing source if the asset is immaterial or there are no other pricing sources reasonably available, and provided that the board of directors, including a majority of our independent directors, approves the initial valuation performed by the Advisor and any subsequent material adjustments made by the Advisor.

•
In some instances, the Company’s finance and accounting team may value assets simply as part of financial reporting, such as debt investments that are valued in accordance with GAAP. An independent pricing source is used to value the Company’s hedges.

•
Although the Independent Valuation Firm or other pricing sources may consider any comments received from the Company or the Advisor in making their individual valuations, the final estimated values of the real property portfolio and real estate-related assets are determined by the Independent Valuation Firm or other pricing sources.

•
The Advisor reviews the estimates of the values of the real property portfolio and real estate-related assets for consistency with the valuation guidelines and the overall reasonableness of the valuation conclusions, and periodically informs the board of directors of its conclusions.

•
Generally, the Company’s finance and accounting team calculates estimated income and expense accruals based on annual budgets as adjusted from time to time to reflect changes in the business throughout the year. However, the Fund Accountant calculates some accruals, such as the advisory fee accrual, performance-based fee accrual, and dividend accrual.

•	Liabilities are included as part of the NAV calculation generally based on GAAP, and therefore provided by the Company’s finance and accounting team as part of financial reporting.

•	The Company’s independent transfer agent, DST Systems, Inc., tracks daily sale and redemption activity, so as to maintain a count of the outstanding shares of each class on any given day.

•	The Fund Accountant takes the inputs above and the number of shares outstanding on any given day (provided by the transfer agent) to calculate the daily NAV per share of each class.

•	The Company receives quarterly certifications from the Independent Valuation Firm and the Fund Accountant that they have been in compliance with the Company’s valuation policies and procedures.
As can be seen, although the Fund Accountant has the responsibility to calculate the daily NAV, it does so based on a variety of inputs for which other parties are responsible, the largest component of which is determined by the Company’s Independent Valuation Firm. We believe that our valuation policies, which are filed as an exhibit to the Form 10-K, clearly describe the collaborative process above. In our prior response letter, we agreed to add in future periodic filings in which we disclose our NAV calculation a summary of the process above. However, if the Staff believes the collaborative nature of the process is still unclear, we would be open to discussing ways to make it clearer, such as stating affirmatively that, by design, the valuation policies and procedures do not identify a single party or person to have full responsibility for the NAV determination.
Note 3. Investments in Real Property
Pro Forma Financial Information (unaudited), page F-18

2.
We note your response to prior comment 7. We remain unclear as to how you determined that ASC 805-10-50 required you to present NOI and Net income before real estate depreciation and amortization expense for your recent acquisitions. Please revise your future filings to remove these measures for your recent acquisitions from your audited footnotes. Please refer to Item 10(e) of Regulation S-K.

Ms. Jennifer Monick
February 10, 2017

Response: In future filings, we will not include these measures for recent acquisitions in audited footnotes.
The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information, or if we can be of any further assistance, please call me at (303) 339-3609. My direct fax is (303) 597-0426.

Sincerely,

/s/ M. Kirk Scott
M. Kirk Scott
Chief Financial Officer

cc:	Christopher R. Stambaugh, Esq. DLA Piper LLP (US)